UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 28 February 2014

Appendix 4D

Interim reporting

NOVOGEN LIMITED

31 DECEMBER 2013

INTERIM FINANCIAL REPORT

APPENDIX 4D

ASX Code: NRT

31/12/2013	Appendix 4D

Appendix 4D

Interim reporting

DIRECTORS’ REVIEW OF THE PRELIMINARY FINAL REPORT

OPERATING AND FINANCIAL REVIEW

Review of financial condition

The consolidated entity produced a net loss after taxation, attributable to the owners of Novogen Limited of $3,055,263 (2012: profit of $495,877).

Net Tangible Assets of the consolidated entity as at 31 December 2013 were $2,537,565 (30 June 2013 $1,510,480), or 1.57 cents per share (30 June 2013 1.09 cents).

Review of principal business

Since its inception in 1994, the principal business of Novogen has been pharmaceutical drug development.

From 1 July 2013 Novogen has been focused on the development of its super-benzopyran drug technology platform, with a particular attention on developing treatments for late-stage ovarian cancer and glioblastoma multiforme, the main form of primary brain cancer.

On 9 October 2013, Novogen announced the purchase of a second anti-cancer drug technology known as anti-tropomyosins. This was acquired from Australian private biotechnology company, Genscreen Pty Ltd. Since that acquisition, the company has focused on the identification of the intellectual property assets and lodgement of a series of provisional patents.

On 7 November 2014 Novogen entered into a joint venture company, CanTx. Inc, with Yale University. The joint venture represented a pooling of resources in the field of development of drugs to treat ovarian cancer. CanTx is a 85% subsidiary of Novogen and is based in New Haven, CT.

The stated goal of the company is to provide the technology and drugs capable of covering a wide range of different cancer cell genotypes and phenotypes that will permit the optimisation of chemotherapy on an individual basis. The company’s research and development efforts are directed towards this goal.

Graham Kelly
Chairman

27 February 2014

Sydney

31/12/2013	Appendix 4D

Novogen Limited Appendix 4D Half-year report

1. Company details

Name of entity:	Novogen Limited
ABN:	37 063 259 754
Reporting period:	For the half-year ended 31 December 2013
Previous period:	For the half-year ended 31 December 2012

2. Results for announcement to the market

				$

Revenues from ordinary activities	down	95.2%	to	29,206

Loss from ordinary activities after tax attributable to the owners of Novogen Limited	down	716.1%	to	(3,055,263)

Loss for the half-year attributable to the owners of Novogen Limited	down	716.1%	to	(3,055,263)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $3,055,263 (31 December 2012: profit of $495,877).

For detailed commentary on results for the financial half-year, refer to operating and financial review preceding this Appendix 4D.

3. Net tangible assets

	Reporting	Previous
	period	period
	Cents	Cents

Net tangible assets per ordinary security	1.57	1.09

4. Control gained over entities

Not applicable.

5. Loss of control over entities

Not applicable.

6. Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

On 27 November 2012, a dividend of $24,774,709 was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.

Novogen Limited Appendix 4D Half-year report

7. Dividend reinvestment plans

Not applicable.

8. Details of associates and joint venture entities

Not applicable.

9. Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10. Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements were subject to a review by the auditors and an unqualified review report, with an emphasis of matter with respect to going concern, is attached as part of the Interim Report.

11. Attachments

Details of attachments (if any):

The Interim Report of Novogen Limited for the half-year ended 31 December 2013 is attached.

12. Signed

Signed	Date: 27 February 2014
Graham Kelly
Chairman
Sydney

Novogen Limited

ABN 37 063 259 754

Interim Report - 31 December 2013

Novogen Limited Contents 31 December 2013

Novogen Limited Directors’ report 31 December 2013

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Novogen Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled for the half-year ended 31 December 2013.

Directors

The following persons were directors of Novogen Limited during the whole of the financial half-year and up to the date of this report, unless otherwise stated:

Graham Kelly - Chairman

Robert Birch - Deputy Chairman

Andrew Heaton - Executive Director

Steven Coffey - Non-Executive Director

John O’Connor - Non-Executive Director

Principal activities

During the financial half-year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development.

Review of operations

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $3,055,263 (31 December 2012: profit of $495,877).

Two key research and development activities occupied the consolidated entity in the six months to 31 December 2013.

Super-benzopyran (‘SBP’) drug technology

A primary research objective in the second-half of calendar year 2013 was the identification of lead SBP drug candidates in both ovarian cancer and glioblastoma, and optimisation of the method of delivery for both drug candidates.

Trilexium had been identified prior to 30 June 2013 as the consolidated entity’s lead SBP drug on the basis of potent cytotoxicity against both ovarian and glioblastoma cancer stem cell cultures.

However, in July 2013, an ongoing analog program identified three other compounds of equivalent activity to Trilexium, but with differing drug-like features. At that point the consolidated entity halted the analog program in order to focus on the four identified hit compounds and to confirm one or two lead candidate compounds.

Subsequent in vitro and in vivo studies led to Trilexium being confirmed as the lead candidate for a glioblastoma indication, and Trx-1 as the lead candidate for an ovarian cancer indication.

In November 2013 Novogen entered into a joint venture arrangement with Yale University (‘Yale’). The purpose of the joint venture company, CanTx. Inc, (‘CanTx’) was to pool the resources of both parties in order to develop drugs for the treatment of ovarian cancer. A series of agreements underpin this joint venture. The first of those is a licensing agreement from Novogen to CanTx that allows CanTx to access the Novogen patent portfolio of SBP drugs in order to identify a lead candidate compound for its objective of developing an intra-abdominal product capable of treating any intra-abdominal cancer, but with a particular focus on ovarian cancer. A licensing agreement between Yale and CanTx gave CanTx access to certain Yale cell culture technology and animal models and facilities and resources. A sponsored research agreement between CanTx and Yale identified the appropriate research plan to be undertaken by Yale, and a shareholders’ agreement between all parties comprised a commitment from Novogen to fund CanTx for up to 3 years for up to a maximum of $2 million.

Yale and CanTx devised a construct comprising Trx-1 in a guided drug delivery system and commenced animal studies to investigate its utility both as an intra-peritoneal and intravenous product for the treatment of ovarian cancer.

Concurrent with the ovarian cancer studies, Novogen continued studies with Trilexium in conjunction with the University of Hong Kong and Weill Cornell Medical College in the field of glioblastoma. The purpose of those studies was to confirm the ability of the drug to kill both tumor-initiating cells and somatic (daughter) cancer cells in glioblastoma, and to determine the appropriate method of delivering the drug that would maximize its chances of crossing the blood-brain barrier.

Novogen Limited Directors’ report 31 December 2013

Anti-tropomyosin drug technology

In October 2013, Novogen acquired from Genscreen Pty Ltd certain intellectual property concerning a novel class of anti-cancer drugs known as anti-tropomyosins (‘ATMs’). These drugs target a particular isoform of the cytoskeleton protein, tropomyosin. Cancer cells rely predominantly on this particular tropomyosin isoform (‘Tm5NM1’) for their cytoskeleton, and inhibition of Tm5NM1 leads to apoptosis of the cancer cell.

An analog program was commenced to provide a pipeline of compounds to enter a screening program with the aim of identifying a lead candidate compound to be taken eventually into the clinic in the areas of melanoma, prostate cancer, ovarian cancer and neuroblastoma.

Patents

A concerted effort was undertaken to secure protection over both the SBP and ATM drug technologies. In both cases, it has required extensive research into prior art to establish those families of structures and their uses available to the consolidated entity, and the filing of a number of provisional patents. In each drug technology platform, five discrete families of structures were identified and a program of patent lodgement commenced.

Significant changes in the state of affairs

The three significant changes were (i) the acquisition of the ATM drug technology, (ii) the establishment of CanTx; and (iii) the raising of further funds fund to continue the consolidated entity’s research and development and operations.

The acquisition of the ATM drug technology platform has boosted the consolidated entity’s drug development prospects significantly, as well as providing an important risk-reduction strategy.

The establishment of CanTx brings the significant research and clinical resources of Yale University, along with specific expertise in ovarian cancer research, to the task of developing effective treatments ovarian cancer. This ground-breaking academic-public biotech link is designed to greatly expedite the transition from the laboratory bench into the clinic.

During the period the consolidated entity raised cash amounting to $5,500,000, with a face value of $6,050,000 by way of issue of four tranches of convertible notes to Hudson Bay; of which $3,495,000 face value was converted into 22,400,456 ordinary shares of the company.

There were no other significant changes in the state of affairs of the consolidated entity during the financial half-year.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

On behalf of the directors

Graham Kelly
Chairman

27 February 2014
Sydney

Grant Thornton Audit Pty Ltd
ACN 130 913 594

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com
W www.grantthornton.com.au

Auditor’s Independence Declaration

To The Directors of Novogen Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Novogen Limited for the half-year ended 31 December 2013, I declare that, to the best of my knowledge and belief, there have been:

a	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	No contraventions of any applicable code of professional conduct in relation to the review.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

L M Worsley

Partner - Audit & Assurance

Sydney, 27 February 2014

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

Novogen Limited Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2013

		Consolidated
	Note	31/12/2013	31/12/2012
		$	$

Revenue	4	29,206	610,001

Other income	5	290,988	617,795

Expenses
Research and development expense		(596,625)	-
General and administrative expense		(1,793,611)	(1,209,268)
Net fair value loss on convertible note derivative		(461,460)	-
Finance costs	6	(538,396)	-

Profit/(loss) before income tax expense from continuing operations		(3,069,898)	18,528

Income tax expense		-	-

Profit/(loss) after income tax expense from continuing operations		(3,069,898)	18,528

Profit after income tax (expense)/benefit from discontinued operations		-	723,641

Profit/(loss) after income tax expense for the half-year		(3,069,898)	742,169

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Gain on the revaluation of available-for-sale financial assets, net of tax		4,389	-
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(8,404)	3,967,912

Other comprehensive income for the half-year, net of tax		(4,015)	3,967,912

Total comprehensive income for the half-year		(3,073,913)	4,710,081

Profit/(loss) for the half-year is attributable to:
Non-controlling interest		(14,635)	246,292
Owners of Novogen Limited		(3,055,263)	495,877

		(3,069,898)	742,169

Total comprehensive income for the half-year is attributable to:
Continuing operations		(15,110)	-
Discontinuing operations		-	1,508,965

Non-controlling interest		(15,110)	1,508,965

Continuing operations		(3,058,803)	18,528
Discontinuing operations		-	3,182,588

Owners of Novogen Limited		(3,058,803)	3,201,116

		(3,073,913)	4,710,081

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Novogen Limited Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2013

		Consolidated
	Note	31/12/2013	31/12/2012
		$	$

		Cents	Cents

Earnings per share for profit/(loss) from continuing operations attributable to the owners of Novogen Limited
Basic earnings per share	15	(2.108)	0.018
Diluted earnings per share	15	(2.108)	0.018

Earnings per share for profit from discontinued operations attributable to the owners of Novogen Limited
Basic earnings per share	15	-	0.466
Diluted earnings per share	15	-	0.466

Earnings per share for profit/(loss) attributable to the owners of Novogen Limited
Basic earnings per share	15	(2.108)	0.484
Diluted earnings per share	15	(2.108)	0.484

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Novogen Limited Statement of financial position As at 31 December 2013

		Consolidated
	Note	31/12/2013	30/06/2013
		$	$

Assets

Current assets
Cash and cash equivalents	7	6,057,745	2,738,435
Trade and other receivables		456,340	409,477

Total current assets		6,514,085	3,147,912

Non-current assets
Available-for-sale financial assets		63,016	58,627
Property, plant and equipment		19,823	11,333
Intangibles		2,245,270	2,530,322

Total non-current assets		2,328,109	2,600,282

Total assets		8,842,194	5,748,194

Liabilities

Current liabilities
Trade and other payables		185,994	264,693
Borrowings	8	3,565,829	1,415,595
Derivative financial instruments		259,303	-
Provisions		48,233	27,104

Total current liabilities		4,059,359	1,707,392

Total liabilities		4,059,359	1,707,392

Net assets		4,782,835	4,040,802

Equity
Contributed equity	9	141,478,844	137,662,915
Reserves	10	212,561	216,101
Accumulated losses		(136,893,477)	(133,838,214)

Equity attributable to the owners of Novogen Limited		4,797,928	4,040,802
Non-controlling interest		(15,093)	-

Total equity		4,782,835	4,040,802

The above statement of financial position should be read in conjunction with the accompanying notes

Novogen Limited Statement of changes in equity For the half-year ended 31 December 2013

Consolidated	Contributed equity $	Other contributed equity $	Reserves $	Accumulated losses $	Non- controlling interest $	Total equity $

Balance at 1 July 2012	199,026,306	-	(3,849,563)	(191,700,929)	1,637,257	5,113,071

Profit after income tax expense for the half-year	-	-	-	495,877	246,292	742,169
Other comprehensive income for the half-year, net of tax	-	-	2,705,239	-	1,262,673	3,967,912

Total comprehensive income for the half-year	-	-	2,705,239	495,877	1,508,965	4,710,081

Transactions with owners in their capacity as owners:
Issue of shares in subsidiary acquisition	-	117,000	-	-	-	117,000
Equity component of compound financial instrument	-	618,863	-	-	-	618,863
Issue of share capital by subsidiary	1,224,000	-	-	-	-	1,224,000
Less non-controlling interest	-	-	-	-	(1,637,257)	(1,637,257)
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(65,762,136)	-	1,144,324	83,668,276	(1,508,965)	17,541,499
Dividends paid (note 11)	-	-	-	(24,774,709)	-	(24,774,709)

Balance at 31 December 2012	134,488,170	735,863	-	(132,311,485)	-	2,912,548

Consolidated		Contributed equity $	Reserves $	Accumulated losses $	Non- controlling interest $	Total equity $

Balance at 1 July 2013		137,662,915	216,101	(133,838,214)	-	4,040,802

Loss after income tax expense for the half-year		-	-	(3,055,263)	(14,635)	(3,069,898)
Other comprehensive income for the half-year, net of tax		-	(3,540)	-	(475)	(4,015)

Total comprehensive income for the half-year		-	(3,540)	(3,055,263)	(15,110)	(3,073,913)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 9)		3,815,929	-	-	17	3,815,946

Balance at 31 December 2013		141,478,844	212,561	(136,893,477)	(15,093)	4,782,835

The above statement of changes in equity should be read in conjunction with the accompanying notes

Novogen Limited Statement of cash flows For the half-year ended 31 December 2013

	Consolidated
	31/12/2013	31/12/2012
	$	$

Cash flows from operating activities
Profit/(loss) before income tax expense for the half-year	(3,069,898)	742,169

Adjustments for:
Depreciation and amortisation	287,569	14,801
Share-based payments	124,918	401,550
Foreign exchange differences	(8,054)	62,559
Gain on capital reduction - in specie distribution	-	(4,996,331)
Net gain on disposal of business/subsidiary	-	(462,354)
Net gain on disposal of Glucan Technology	-	(150,000)
Net fair value loss on derivative	461,460	-
Imputed interest on convertible note	139,089	-

	(2,064,916)	(4,387,606)

Change in operating assets and liabilities:
Decrease in trade and other receivables	-	118,363
Decrease in prepayments	21,656	205,665
Decrease in trade and other payables	(78,683)	(3,275,562)
Increase/(decrease) in employee benefits	21,129	(197,300)

	(2,100,814)	(7,536,440)

Net cash used in operating activities	(2,100,814)	(7,536,440)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired	-	31,667
Payments for property, plant and equipment	(11,357)	-
Payments for security deposits	(68,519)	-
Proceeds from sale of intellectual property	-	150,000

Net cash from/(used in) investing activities	(79,876)	181,667

Cash flows from financing activities
Proceeds from borrowings	5,500,000	-

Net cash from financing activities	5,500,000	-

Net increase/(decrease) in cash and cash equivalents	3,319,310	(7,354,773)
Cash and cash equivalents at the beginning of the financial half-year	2,738,435	8,347,908

Cash and cash equivalents at the end of the financial half-year	6,057,745	993,135

The above statement of cash flows should be read in conjunction with the accompanying notes

Novogen Limited Notes to the financial statements 31 December 2013

Note 1. General information

The financial report covers Novogen Limited as a consolidated entity consisting of Novogen Limited and the entities it controlled. The financial report is presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

The financial report consists of the financial statements, notes to the financial statements and the directors’ declaration.

Novogen Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 1

16-20 Edgeworth David Avenue

Hornsby NSW 2077

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial report.

The financial report was authorised for issue, in accordance with a resolution of directors, on 27 February 2014. The directors have the power to amend and reissue the financial report.

Note 2. Significant accounting policies

These general purpose financial statements for the interim half-year reporting period ended 31 December 2013 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2013 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The following Accounting Standards are most relevant to the consolidated entity:

AASB 10 Consolidated Financial Statements

The consolidated entity has applied AASB 10 from 1 July 2013, which has a new definition of ‘control’. Control exists when the reporting entity is exposed, or has the rights, to variable returns (e.g. dividends, remuneration, returns that are not available to other interest holders including losses) from its involvement with another entity and has the ability to affect those returns through its ‘power’ over that other entity. A reporting entity has power when it has rights (e.g. voting rights, potential voting rights, rights to appoint key management, decision making rights, kick out rights) that give it the current ability to direct the activities that significantly affect the investee’s returns (e.g. operating policies, capital decisions, appointment of key management). The consolidated entity not only has to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes.

Novogen Limited Notes to the financial statements 31 December 2013

Note 2. Significant accounting policies (continued)

AASB 11 Joint Arrangements

The consolidated entity has applied AASB 11 from 1 July 2013. The standard defines which entities qualify as joint arrangements and removes the option to account for joint ventures using proportional consolidation. Joint ventures, where the parties to the agreement have the rights to the net assets are accounted for using the equity method. Joint operations, where the parties to the agreements have the rights to the assets and obligations for the liabilities, will account for the assets, liabilities, revenues and expenses in accordance with the standards applicable to the particular asset, liability, revenue or expense

AASB 12 Disclosure of Interests in Other Entities

The consolidated entity has applied AASB 12 from 1 July 2013. The standard contains the entire disclosure requirement associated with interests in other entities: subsidiaries, joint arrangements (joint operations or joint ventures), associates and unconsolidated structured entities. It has significantly enhanced the disclosure requirements, when compared to the standards that have been replaced.

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from  AASB  13

The consolidated entity has applied AASB 13 and its consequential amendments from 1 July 2013. The standard does not prescribe when to use fair value. Instead it provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the ‘exit price’ and it provides guidance on measuring fair value when a market becomes less active. The ‘highest and best use’ approach would be used to measure assets whereas liabilities would be based on transfer value.

AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards  arising from AASB 119 (September 2011)

The consolidated entity has applied AASB 119 and its consequential amendments from 1 July 2013. The standard eliminates the corridor approach for the deferral of gains and losses; streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income; and enhances the disclosure requirements for defined benefit plans. The standard also changed the definition of short-term employee benefits, from ‘due to’ to ‘expected to’ be settled within 12 months. Annual leave that is not expected to be wholly settled within 12 months is now discounted allowing for expected salary levels in the future period when the leave is expected to be taken.

AASB 127 Separate Financial Statements (Revised), AASB 128 Investments in Associates and Joint Ventures (Reissued) and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint  Arrangements Standard

The consolidated entity has applied AASB 127, AASB 128 and AASB 2011-7 from 1 July 2013. AASB 127 and AASB 128 have been modified to remove specific guidance that is now contained in AASB 10, AASB 11 and AASB 12 and AASB 2011-7 makes numerous consequential changes to a range of Australian Accounting Standards and Interpretations. AASB 128 has also been amended to include the application of the equity method to investments in joint ventures.

AASB 2012-2 Amendments to Australian Accounting Standards - Disclosures - Offsetting Financial Assets and Financial  Liabilities

The consolidated entity has applied AASB 1012-2 from 1 July 2013, which enhanced the disclosure requirements of AASB 7 ‘Financial Instruments: Disclosures’ (and consequential amendments to AASB 132 ‘Financial Instruments: Presentation’) to provide information about netting arrangements, including rights of set-off related to an entity’s financial instruments and the effects of such rights on its statement of financial position.

AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle

The consolidated entity has applied AASB 2012-5 from 1 July 2013. The amendments affect five Australian Accounting Standards as follows: Confirmation that repeat application of AASB 1 (IFRS 1) ‘First-time Adoption of Australian Accounting Standards’ is permitted; Clarification of borrowing cost exemption in AASB 1; Clarification of the comparative information requirements when an entity provides an optional third column or is required to present a third statement of financial position in accordance with AASB 101 ‘Presentation of Financial Statements’; Clarification that servicing of equipment is covered by AASB 116 ‘Property, Plant and Equipment’, if such equipment is used for more than one period; clarification that the tax effect of distributions to holders of equity instruments and equity transaction costs in AASB 132 ‘Financial Instruments: Presentation’ should be accounted for in accordance with AASB 112 ‘Income Taxes’; and clarification of the financial reporting requirements in AASB 134 Interim Financial Reporting’ and the disclosure requirements of segment assets and liabilities.

Novogen Limited Notes to the financial statements 31 December 2013

Note 2. Significant accounting policies (continued)

AASB 2012-10 Amendments to Australian Accounting Standards - Transition Guidance and Other Amendments

The consolidated entity has applied AASB 2012-10 amendments from 1 July 2013, which amends AASB 10 and related standards for the transition guidance relevant to the initial application of those standards. The amendments clarify the circumstances in which adjustments to an entity’s previous accounting for its involvement with other entities are required and the timing of such adjustments.

Going concern

The consolidated entity incurred a loss after income tax of $3,069,898 (2012: $742,169) and had net cash outflows from operating activities of $2,100,814 (2012: $7,536,440) for the financial half-year ended 31 December 2013.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with development companies, the ability of the consolidated entity to continue its development activities as a going concern including paying its debts as and when due, is dependent upon it deriving sufficient cash from investors and revenues.

The consolidated entity has received an election from the Triaxial convertible note holders that they will extinguish their liability, which as at 31 December 2013 was $1,500,000 into into ordinary shares, rather than receiving cash settlement.

As at 31 December 2013 the consolidated entity had cash in hand and at bank of $6,057,745.

Going concern is dependent upon the ability of the consolidated entity to draw down the final tranche of funds from Hudson Bay, a convertible note holder, which amounts to $2,500,000 and Hudson Bay electing to convert the notes into ordinary shares of the company. This draw down combined with cash on hand and at bank will provide sufficient working capital to fund the operation of the consolidated entity for at least 12 months from the issuance of these financial statements.

The directors are of the opinion that Hudson Bay will agree to a final draw down and accordingly have prepared the financial statements on a going concern basis. Should the drawn down not materialise or cash expenditure is greater than budgeted, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

Note 3. Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

Following the discontinued operations of the Oncology Drug Program and Wound Healing sectors and the consumer business in the prior year, the consolidated entity now operates in the Drug development business. There are no operating segments for which discrete financial information exists.

The information reported to the CODM, on at least a monthly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Note 4. Revenue

	Consolidated
	31/12/2013	31/12/2012
	$	$

Bank interest	29,206	32,101
Royalties	-	577,900

Revenue	29,206	610,001

Novogen Limited Notes to the financial statements 31 December 2013

Note 5. Other income

	Consolidated
	31/12/2013	31/12/2012
	$	$

Net foreign exchange gain	290,988	-
Gain on disposal of Glycotex	-	462,354
Glycotex sale of asset - Glucan Technology	-	150,000
Other income	-	5,441

Other income	290,988	617,795

Note 6. Expenses

	Consolidated
	31/12/2013	31/12/2012
	$	$

Profit/(loss) before income tax from continuing operations includes the following specific expenses:

Depreciation
Property, plant and equipment	2,517	492

Amortisation
Patents and intellectual property	285,052	-

Total depreciation and amortisation	287,569	492

Finance costs
Imputed interest on convertible note	139,089	-
Convertible loan fee	399,307	-

Finance costs expensed	538,396	-

Note 7. Current assets - cash and cash equivalents

	Consolidated
	31/12/2013	30/06/2013
	$	$

Cash at bank and on hand	5,284,377	673,288
Short-term deposits	773,368	2,065,147

	6,057,745	2,738,435

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $250,000 (30 June 2013: $250,000) at all times as security for the multi-option facility. This amount is included in the short-term deposits and is not immediately available for use by the consolidated entity.

Novogen Limited Notes to the financial statements 31 December 2013

Note 8. Current liabilities - borrowings

	Consolidated
	31/12/2013	30/06/2013
	$	$

Convertible notes payable	3,565,829	1,415,595

Borrowings consist of the following convertible notes:

Convertible note 1 (Triaxial) carrying value of $1,500,000

The debt was repayable in December 2013, however the Triaxial note holders have elected to convert their debt into ordinary shares, rather than receiving cash settlement. The convertible note may be exercised at the holders discretion as follows:

•	On completion of Phase 1a clinical trials: $400,000 converted into 16,000,000 ordinary shares in the company
•	On receipt of Investigational New Drug approval from the US Food and Drug Administration $500,000 converted into 20,000,000 ordinary shares in the company
•	On completion of Phase II clinical trials: $600,000 converted into 24,000,000 ordinary shares in the company

Convertible note 2 (Hudson Bay) carrying value of $2,065,829

The convertible note was issued to Hudson Bay in four tranches, as follows:

Tranche 1 face value of $1,100,000, issued 4 July 2013

Tranche 2 face value of $1,100,000, issued 21 October 2013

Tranche 3 face value of $2,200,000, issued 15 November 2013

Tranche 4 face value of $1,650,000, issued 24 December 2013

The notes were issued at a discount of 10% on face value and are repayable between 21 days and 24 months after the date of issue, provided that the amount converted in each trance is no less than $25,000 and no more than 50% of the face value of the most recently issued note. The convertible notes do not bear interest and are unsecured. The conversion price for the convertible securities is either 90% of the average of 3 daily volume-weighted average price (‘VWAP’) per share, during the 20 consecutive trading days immediately prior to the relevant conversion notice day, or a limited number at 130% of the average of the daily VWAP per share for the 20 consecutive trading days immediately prior to execution of the agreement.

Refer to note 9 for details of conversions.

The remaining unconverted notes are as follows:

Tranche 2 face value of $55,000

Tranche 3 face value of $850,000

Tranche 4 face value $1,650,000

Note 9. Equity - contributed equity

	Consolidated
	31/12/2013	30/06/2013	31/12/2013	30/06/2013
	Shares	Shares	$	$

Ordinary shares - fully paid	161,498,858	138,276,033	141,478,844	137,662,915

Novogen Limited Notes to the financial statements 31 December 2013

Note 9. Equity - contributed equity (continued)

Movements in ordinary share capital

Details	Date	No of shares	Issue price	$

Balance	1 July 2013	138,276,033		137,662,915
Share based payment expense	4 July 2013	822,369	$0.133	124,918
Part redemption of convertible note tranche 1	26 July 2013	1,315,790	$0.133	175,261
Part redemption of convertible note tranche 1	8 August 2013	1,013,514	$0.128	129,525
Part redemption of convertible note tranche 1	14 August 2013	675,676	$0.128	86,542
Part redemption of convertible note tranche 1	22 August 2013	405,406	$0.128	52,080
Part redemption of convertible note tranche 1	27 August 2013	337,838	$0.129	43,481
Part redemption of convertible note tranche 1	2 September 2013	337,838	$0.132	44,691
Part redemption of convertible note tranche 1	5 September 2013	506,757	$0.132	67,109
Part redemption of convertible note tranche 1	16 September 2013	517,242	$0.130	67,375
Part redemption of convertible note tranche 1	8 October 3013	413,794	$0.143	59,141
Part redemption of convertible note tranche 2	1 November 2013	337,838	$0.154	52,188
Part redemption of convertible note tranche 2	5 November 2013	506,757	$0.182	92,384
Final redemption of convertible note tranche 1	7 November 2013	1,891,892	$0.207	391,482
Part redemption of convertible note tranche 2	7 November 2013	5,202,703	$0.186	965,652
Part redemption of convertible note tranche 2	11 November 2013	974,026	$0.224	218,345
Part redemption of convertible note tranche 3	20 November 2013	5,089,821	$0.158	806,653
Part redemption of convertible note tranche 3	23 November 2013	2,873,564	$0.153	439,102

Balance	31 December 2013	161,498,858		141,478,844

Share buy-back

There is no current on-market share buy-back.

Note 10. Equity - reserves

	Consolidated
	31/12/2013	30/06/2013
	$	$

Available-for-sale reserve	4,389	-
Foreign currency reserve	(7,929)	-
Convertible note reserve	216,101	216,101

	212,561	216,101

Note 11. Equity - dividends

Dividends paid during the financial half-year were as follows:

	Consolidated
	31/12/2013	31/12/2012
	$	$

On 27 November 2012, a dividend was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.	-	24,774,709

There were no dividends paid, recommended or declared during the previous financial year.

Novogen Limited Notes to the financial statements 31 December 2013

Note 12. Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

	Level 1	Level 2	Level 3	Total
Consolidated - 31/12/2013	$	$	$	$

Liabilities
Derivative financial instruments on convertible note	-	259,303	-	259,303

Total liabilities	-	259,303	-	259,303

There were no transfers between levels during the financial half-year.

Note 13. Contingent liabilities

As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Although the consolidated entity assigned its liability for the property lease at 140 Wicks Road, North Ryde NSW 2113, in June 2012, it remains as the original lessee and should the assignee default on the lease, a potential liability may exist. Offsetting this contingent liability the consolidated entity holds a letter of personal guarantee from the director of the assignee company, which guarantees the obligations of the assignee company contained or implied in the original lease.

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 ($325,299) with the court to confirm its commitment to the ongoing enforcement process. The receivable balance is currently classified as ‘deposits held’.

The consolidated entity has attempted to reach an amicable settlement with APOtrend, however, APOtrend has recently initiated court action, having applied for legal aid, to ensure that the case continues. The consolidated entity’s legal advisers have indicated a potential maximum exposure of €60,000 should the consolidated entity lose the case. The consolidated entity is of the opinion that it will be successful in defending the case and therefore no amount has been provided in these financial statements. Should the consolidated entity win it would appear unlikely APOtrend would have the ability to pay any settlement due to the level of unpaid court costs it has incurred.

Note 14. Events after the reporting period

No matter or circumstance has arisen since 31 December 2013 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Novogen Limited Notes to the financial statements 31 December 2013

Note 15. Earnings per share

	Consolidated
	31/12/2013	31/12/2012
	$	$

Earnings per share for profit/(loss) from continuing operations
Profit/(loss) after income tax	(3,069,898)	18,528
Non-controlling interest	14,635	-

Profit/(loss) after income tax attributable to the owners of Novogen Limited	(3,055,263)	18,528

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	144,949,785	105,814,372

Weighted average number of ordinary shares used in calculating diluted earnings per share	144,949,785	105,814,372

	Cents	Cents

Basic earnings per share	(2.108)	0.018
Diluted earnings per share	(2.108)	0.018

	Consolidated
	31/12/2013	31/12/2012
	$	$

Earnings per share for profit from discontinued operations
Profit after income tax	-	723,641
Non-controlling interest	-	(246,292)

Profit after income tax attributable to the owners of Novogen Limited	-	477,349

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	144,949,785	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	144,949,785	102,435,227

	Cents	Cents

Basic earnings per share	-	0.466
Diluted earnings per share	-	0.466

	Consolidated
	31/12/2013	31/12/2012
	$	$

Earnings per share for profit/(loss)
Profit/(loss) after income tax	(3,069,898)	742,169
Non-controlling interest	14,635	(246,292)

Profit/(loss) after income tax attributable to the owners of Novogen Limited	(3,055,263)	495,877

Novogen Limited Notes to the financial statements 31 December 2013

Note 15. Earnings per share (continued)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	144,949,785	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	144,949,785	102,435,227

	Cents	Cents

Basic earnings per share	(2.108)	0.484
Diluted earnings per share	(2.108)	0.484

6,007,216 (2012: 2,007,216) options have not been included in the determination of earnings per share as they would be anti-dilutive.

Novogen Limited Directors’ declaration 31 December 2013

In the directors’ opinion:

—

the attached financial statements and notes thereto comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

—

the attached financial statements and notes thereto give a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the financial half-year ended on that date; and

—	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

Graham Kelly

Chairman

27 February 2014

Sydney

Grant Thornton Audit Pty Ltd
ACN 130 913 594

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
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T +61 2 8297 2400
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Independent Auditor’s Review Report

To the Members of Novogen Limited

We have reviewed the accompanying half-year financial report of Novogen Limited (“Company”), which comprises the consolidated financial statements being the statement of financial position as at 31 December 2013, and the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a statement or description of accounting policies, other explanatory information and the directors’ declaration of the consolidated entity, comprising both the Company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ responsibility for the half-year financial report

The directors of Novogen Limited are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such controls as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the consolidated half-year financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Novogen Limited consolidated entity’s financial position as at 31 December 2013 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Novogen Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the half-year ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Material Uncertainty Regarding Going Concern

Without qualifying our opinion, we draw attention to the net loss for the period of $3,069,898, net operating cash outflows of $2,100,814 and Note 2 to the financial report which indicates a number of uncertainties regarding the going concern assumption. The matters outlined in Note 2 indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business, and at the amounts stated in the financial report.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

L M Worsley
Partner - Audit & Assurance

Sydney, 27 February 2014